SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              110 MEDIA GROUP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    68241D206
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                                 (CUSIP Number)


                              Gary D. Lipson, Esq.
                   Winderweedle, Haines, Ward & Woodman, P.A.
                          390 N. Orange Ave, Suite 1500
                             Orlando, Florida 32801
                                 (407) 423-4246
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 22, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 68241D206                    13D                     PAGE 2 of 4 PAGES


________________________________________________________________________________
1) Name of Reporting Person: William A. Mobley, Jr.

         S.S. or I.R.S. Identification No. of Above Person:

________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

                                                                  (a) [ ]
                                                                  (b) [ ]

________________________________________________________________________________
3)   SEC Use Only


________________________________________________________________________________
4)   Source of Funds (See Instructions): OO


________________________________________________________________________________
5)   Check if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)                                   [ ]


________________________________________________________________________________
6)   Citizenship or Place of Organization: United States of America


________________________________________________________________________________
                7)  Sole Voting Power:
                       2,858,734
  Number of

   Shares       ________________________________________________________________
                8)   Shared Voting Power:
Beneficially           2,355,220

 Owned by
                ________________________________________________________________
   Each         9)   Sole Dispositive Power:
                      2,858,734
Reporting

 Person         ________________________________________________________________
                10)  Shared Dispositive Power:
 With                 2,355,220


________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
        5,213,954 shares


________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                   [ ]


________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):  31.33



________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):
      IN

CUSIP No. 68241D206                    13D                     PAGE 3 of 4 PAGES


________________________________________________________________________________
ITEM 1.  SECURITY AND ISSUER.

Securities acquired:       Common Stock

Issuer:                    110 Media Group, Inc.

Address of Issuer:         31 West Main Street, Suite 312
                           Patchogue, NY 11772


________________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

Reporting Person:          William A. Mobley, Jr.

Address:                   100 West Lucerne Circle, Suite 600
                                    Orlando, Florida  32801

Principal Business:                 Chairman and CEO of the Issuer,
                                    110 Media Group, Inc., and its wholly-owned subsidiary, Global Portals Online, Inc.

Citizenship:                        United States of America

         During the last five years, William A. Mobley, Jr. ("Mr. Mobley") has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


________________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The shares of Common Stock of the Issuer were acquired by William A. Mobley, Jr. or his affiliate, Nextelligence, Inc., in exchange for all of their respective shares of common stock of Global Portals Online, Inc. No funds were borrowed by Mr. Mobley or his affiliate, Nextelligence, Inc., to acquire shares of Common Stock of the Issuer.


________________________________________________________________________________
ITEM 4.  PURPOSE OF THE TRANSACTION.

         William A. Mobley, Jr. and his affiliate, Nextelligence, Inc., acquired their respective shares of Common Stock of the Issuer in connection with the exchange of all of their shares of common stock of Global Portals Online, Inc. for shares of Common Stock of the Issuer. Mr. Mobley and his affiliate do not at present have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Mobley and his affiliate, respectively, reserve the right from time to time to acquire additional shares of Common Stock of the Issuer, to dispose of shares of Common Stock of the Issuer, and to engage in any or all of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 68241D206                    13D                     PAGE 4 of 4 PAGES


________________________________________________________________________________
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, William A. Mobley, Jr. directly or indirectly holds 5,213,954 shares of Common Stock of the Issuer. Mr. Mobley believes that, based upon information available to him, these shares represent approximately 31.33% of the aggregate number of issued and outstanding shares of Common Stock of the Issuer.

         (b) William A. Mobley, Jr. has the sole power to vote and to dispose of 2,858,734 shares of Common Stock of the Issuer. William A. Mobley, Jr. has shared power to vote and to dispose of 2,355,220 shares of Common Stock of the Issuer.

         (c) On December 22, 2005, the Issuer acquired all of the issued and outstanding shares of Common Stock of Global Portals Online, Inc. pursuant to the provisions of an Agreement and Plan of Share Exchange dated as of December 1, 2005 and shares of Common Stock of the Issuer were issued to Mr. Mobley and his affiliate, Nextelligence, Inc.

         (d) Not Applicable.

         (e) Not Applicable.


________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         William A. Mobley, Jr. is Chairman of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, Global Portals Online, Inc. On December 22, 2005, Mr. Mobley entered into an Employment Agreement with the Issuer.


________________________________________________________________________________
ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Share Exchange dated as of December 1, 2005 by and between 110 Media Group, Inc. and Global Portals Online, Inc. is incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 28, 2005; and

         Employment Agreement dated December 22, 2005 by and between 110 Media Group, Inc. and William A. Mobley, Jr. is incorporated by reference to the Issuer's Current Report on Form 8-K filed on December 28, 2005.


________________________________________________________________________________

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ William A. Mobley, Jr.
                                                  ------------------------------
                                                  William A. Mobley, Jr.


Date:  December 29, 2005